FINAL TERMS

10th of May, 2007

SKANDINAVISKA ENSKILDA BANKEN AB (publ)

Issue of USD 100 000 000 Index Linked Instruments due May 2008
under the
Structured Global Programme for the Continuous Issuance of Debt Instruments

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 18th October, 2006, as supplemented by the Supplement to the Information Memorandum dated 19th February, 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Information Memorandum. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Information Memorandum. Copies of the Information Memorandum are available for viewing at Skandinaviska Enskilda Banken AB (publ), Kungsträdgårdsgatan 8, SE-106 40 Stockholm, Sweden and copies may be obtained from Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

THESE INSTRUMENTS ARE NOT PRINCIPAL PROTECTED. EACH HOLDER SHOULD UNDERSTAND THAT THERE IS POSSIBLE TO LOOS SOME OF THE INVESTED AMOUNT. A HOLDER MAY NOT RECEIVE REPAYMENT OF ITS INITIAL INVESTMENT IN FULL NOR MAY IT RECEIVE AN AMOUNT EQUAL TO ITS INITIAL INVESTMENT IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO CONDITION 5.02 OR CONDITION 6. CONVERSELY, A HOLDER MAY SUSTAIN A TOTAL LOSS OF ITS INITIAL INVESTMENT.

The purchase of Instruments involves substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Instruments. Before making an investment decision, prospective purchasers of Instruments should ensure that they understand the nature of the Instruments and the extent of their exposure to risks and that they consider carefully, in the light of their own financial circumstances, financial condition and investment objectives, all the information set forth in the Information Memorandum and these Final Terms.

The Instruments are Index linked Instruments linked to the performance of a share and investors should note that the value of the share on redemption may be less than their original investment and may in certain circumstances be zero.

By investing in the Instruments each investor represents that:

(a) *Non-Reliance. It is acting for its own account, and it has made its own independent decisions to invest in the Instruments and as to whether the investment in the Instruments is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the Issuer or the Dealer as investment advice or as a recommendation to invest in the Instruments, it being understood that information and explanations related to the terms and conditions of the Instruments shall not be considered to be investment advice or a recommendation to invest in the Instruments. No communication (written or oral) received from the Issuer or the Dealer shall be deemed to be an assurance or guarantee as to the expected results of the investment in the Instruments.*

(b) *Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts the terms and conditions and the risks of the investment in the Instruments. It is also capable of assuming, and assumes, the risks of the investment in the Instruments.*

(c) *Status of Parties. Neither the Issuer nor the Dealer is acting as a fiduciary for or adviser to it in respect of the investment in the Instruments.*

In addition, by investing in the Instruments each investor represents that it understands, agrees and acknowledges that:

(i) *an investment in the Instruments may result in a complete or partial loss of principal and/or Coupon Amount by virtue of the terms of the Instruments;*

(i) *the market for the Instruments may be limited and this may adversely impact on the value of the Instruments or the ability of the investor to dispose of them and neither the Issuer nor the Dealer is under any obligation and makes any commitment, to make a market in or repurchase, the Instruments; and*

(ii) *neither the Issuer nor the Dealer has given the investor (either directly or indirectly) any assurance or guarantee as to the merits or performance of the Instruments.*

1.	**Issuer:**		Skandinaviska Enskilda Banken AB (publ)
2.	(i)	Series Number:	14
	(ii)	Tranche Number:	1
3.	**Specified Currency or Currencies:**		US Dollars ("USD")
4.	**Aggregate Nominal Amount:**		
	(i)	Series:	USD 100 000 000
	(ii)	Tranche:	USD 100 000 000
5.	Issue Price of each Tranche:		100 per cent. of the Aggregate Nominal Amount
6.	**Specified Denominations**		USD 100 000
7.	(i)	Issue Date:	14 May 2007
	(ii)	Interest Commencement Date:	Not Applicable
8.	**Maturity Date:**		14 May 2008
9.	**Interest Basis:**		Index Linked Interest
10.	**Redemption/Payment Basis:**		Redemption at par unless previously redeemed or cancelled as provided in the Conditions or unless the Investor elects to redeem the Instruments pursuant to paragraph 21 or if the level of the index at Maturity Date is below the level of the index at the Issue Date as set out in the Appendix..
11.	**Change of Interest Basis or Redemption/Payment Basis:**		Not Applicable

12.	**Put/Call Options:**	Investor Put
13.	**Status of the Instruments:**	Unsubordinated
14.	**Method of distribution**	Not Applicable

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Provisions**		Not Applicable
16.	**Floating Rate Provisions**		Not Applicable
17.	**Zero Coupon Instruments Provisions:**		Not Applicable
18.	**Index Linked Interest Instruments Provisions**		Applicable
	(i)	Index/Formula:	The Instruments shall bear interest in accordance with the provisions of the Appendix.
	(ii)	Calculation Agent responsible for calculating the interest due:	Skandinaviska Enskilda Banken AB (publ)
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See the Appendix
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	Not Applicable
	(v)	Business Day Convention:	Following Business Day Convention
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	Not Applicable
19.	**Dual Currency Interest Instruments Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Issuer Call**	Not Applicable
21.	**Investor Put**	Applicable The holder shall have the right to call the Instruments in whole or parts, on any Optional Redemption Date (the Investor Put). If an Investor Put occurs the holder will pay an exit fee to the Issuer of 25 b.p. on the redeemed amount.
	Optional Redemption Date(s):	In respect of:

an Investor Put, each Business Day.

Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	As provided in the Appendix
If redeemable in part:	In blocks of minimum USD 10 000 000
Notice period (if other than as set out in the Conditions):	In respect of an Investor Put, the holder shall give notice of its intention to redeem the Instruments, in whole but not in part, not less than 5 Business Days prior the Optional Redemption Date.

22. **Final Redemption Amount of each Instruments** — USD 100 000 per Instruments of USD 100 000 Specified Denomination or if the level of the index at Maturity Date is below the level of the index at the Issue Date as set out in the Appendix.

23. **Early Redemption Amount(s) of each Instruments payable on redemption for taxation reasons or on event of default and/or the method of Calculating the same (if required or if different from that set out in Condition 5.07):** — Condition 5.07 will not apply. Early Redemption Amount will be calculated as set out in the Appendix.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

24. **Form of Instruments:** — Bearer Instruments:

    Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for definitive Instruments only upon an Exchange Event.

25. **New Global Note:** — No

26. **Additional Financial Centre(s) or other special provisions relating to Payment Dates:** — No

27. **Talons for future Coupons or Receipts to be attached to definitive Bearer Instruments (and dates on which such Talons mature):** — No.

28. **Details relating to Partly Paid Instruments: amount of each payment comprising the Issue date on which each payment is to be made and consequences of failure to pay, including any right of the Bank to forfeit the Instruments and interest due on late payment:** — Not Applicable

29. **Details relating to Instalment Instruments:**

    (i) Instalment Amount(s): — Not Applicable

	(ii) Instalment Date(s):	Not Applicable
30.	**Redenomination applicable:**	Redenomination not applicable
31.	**Other final terms:**	Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers	Not Applicable
	(ii)	Date of Subscription Agreement	Not Applicable
	(iii)	Stabilising Manager (if any):	Not Applicable
33.	**If non-syndicated, name of relevant Dealer:**		Skandinaviska Enskilda Banken AB (publ)
34.	**Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:**		Not Applicable
35.	**Total commission and concession:**		Not Applicable
36.	**Additional selling restrictions:**		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the Structured Global Programme for the Continuous Issuance of Debt Instruments of Skandinaviska Enskilda Banken AB (publ).

RESPONSIBILITY

The Bank accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Bank:

By:....................................

Duly authorised

PART B – OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Instruments to be admitted to trading on London Stock Exchange with effect from May 2007.
(iii)	Estimate of total expenses related to admission to trading:	EUR 4 000

2. RATINGS

Ratings: Not Applicable

3. NOTIFICATION

Not Applicable

4. PUBLIC OFFERS

Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Not Applicable

6. REASONS FOR THE OFFER; ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the Offer:	Not Applicable
(ii)	Estimated net proceeds:	Not Applicable
(iii)	Estimated total expenses:	Not Applicable

7. YIELD

Indication of yield: Not Applicable

8. HISTORIC INTEREST RATES

Not Applicable

9. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Instruments only)*

Means the MSCI AP FUND 7 Emerging Market Index.
The amount of the interest payment will vary depending on the performance of an index over the life of the Instruments. In general, the higher the increase in the level of the index above the level on strike

date over the life of the Instruments (as measured by reference to each Averaging Date), the higher the amount of interest payable. It is possible that the amount of interest could be zero and each holder could, therefore, receive no return on his investment.

Each holder should also note that if an Additional Disruption Event (being either a change of law that materially increases the cost to the Issuer of performing its obligations under the Instruments or the inability of the Issuer to maintain effective hedging in respect of the Instruments) occurs, the Issuer will have the option to either (i) fix at the time of the Additional Disruption Event the interest amount (if any) payable at maturity (which amount may prove to be significantly less than the amount which otherwise would have been payable) or (ii) redeem the Instruments at their Fair Economic Value (which may be less than their principal amount). In either cases, subsequent changes in the level of the indices will not affect the return (if any) paid on the Instruments.

Each holder should further note that the Issuer and the Calculation Agent are the same legal entity and that the Calculation Agent may, therefore, be subject to conflicting interests in performing its duties under the Instruments.

10. PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

11. OPERATIONAL INFORMATION

(i) Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii) ISIN Code:	XS0300872321
(iii) Common Code:	300872321
(iv) Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(v) Whether Register is held by the Principal Registrar or the Alternative Registrar	Not Applicable
(vi) Delivery:	Delivery free of payment
(vii) Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

Condition 4 of the Instruments will not apply. On the Maturity Date, each holder will receive the Final Redemption Amount of each Instruments held by it together with a single interest payment as calculated as set out below. In the events that the Instruments are redeemed prior to the Maturity Date in accordance with Condition 5.02 or Condition 6, each holder will receive the Fair Economic Value of the Instruments.

The interest amount payable on the Maturity Date will be the amount determined by the Calculation Agent in accordance with the following formula:

Nominal Amount x ((Settlement Price-Strike Price) / Strike Price+ OL)

Or if the Settlement Price is below the Strike Price and:
Nominal Amount x ((Settlement Price-Strike Price)/ Strike Price+ OL), is a negative figure no interest will be payable on the Maturity Date and the Nominal Amount will be reduced by this value:

where:

OL means Outperformance Level and is calculated as:

S x (365 – d)/365)
Where S = Yearly outperformance i.e 0,70%
d = Number of Business Days to Maturity Date

Nominal Amount means USD 100 000 000

Adjustments, Consequences of Certain Events

If the Calculation Agent determines that, in respect of the Index, an Index Modification, Index Cancellation or Index Disruption has occurred or any other event or events occur as a result of which the Calculation Agent determines that an adjustment to this Appendix and/or any other relevant term of the Instruments is appropriate, the Issuer may make such adjustment to this Appendix and/or any other relevant term of the Instruments as it deems necessary. The Issuer shall give notice to the holders of the Instruments of any such adjustment in accordance with Condition 13.

In the event that any price or level published on any relevant Exchange or by an Index Sponsor in respect of the Index and which is utilised for any calculation or determination made under the Instruments is subsequently corrected and the correction is published by the relevant Exchange or the relevant Index Sponsor within three Exchange Business Days after the original publication, the Calculation Agent will determine the amount (if any) that is payable following that correction and, to the extent necessary, the Issuer will adjust the terms and conditions of the Instruments to account for such correction.

If the Calculation Agent determines that an Additional Disruption Event has occurred, the Issuer may, at its option, either (A) require the Calculation Agent to determine the amount of interest (if any) to be paid to the holders on the Maturity Date or (B) redeem each Instruments at its Fair Economic Value. Notice of any Additional Disruption Event and the determination made by the Issuer in respect thereof shall be given to the holders of the Instruments in accordance with Condition 13 as soon as practicable after an election is made by the Issuer following the occurrence of the event. Such notice shall specify the amount of interest payable (if option (A) is selected by the Issuer) or the date set for redemption (if option (b) is selected by the Issuer).

Disrupted Days

If the Calculation Agent determines that any Averaging Date is a Disrupted Day in respect of the Index, then such Averaging Date for that Index shall be the first succeeding Scheduled Trading Day in respect of that Index that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the original date that, but for being a Disrupted Day, would have been such Averaging Date is also a Disrupted Day for that Index. In that case (a) the eighth Scheduled Trading Day shall be deemed to be such Averaging Date for the Index, notwithstanding the fact that it is a Disrupted Day and (b) the Calculation Agent shall determine the level of the Index at the Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating such Index last in effect prior to the occurrence of the first Disrupted Day using the Exchange traded or quoted price as of the Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if the Calculation Agent determines that an event giving rise to a Disrupted Day has occurred in respect of a relevant security on that eighth Scheduled Trading Day, its good faith estimate of the price for the relevant security as of the Valuation Time on that eighth Scheduled Trading Day).

Settlement Price	In respect of the Index, the level of the Index at the Valuation Time on the Valuation Date as determined by the Calculation Agent.
Strike Price:	The level of the Index at the Valuation Time on the Strike Date
Valuation Time:	In relation to the Index, means the time at which the official closing level of the Index is published by the relevant Index Sponsor.
Strike Date (s)	9 May 2007 or if any such day is not an Exchange Business Day, the next following Exchange Business Day.
Valuation Date	9 May 2008 or, if any such day is not an Exchange Business Day, the next following Exchange Business Day.
Index	means the MSCI AP FUND 7 Emerging Market Index, MSCI code.128970;
Multi Exchange Index	Means TBA
Index Sponsor	in relation to the Index, means the corporation or other entity that (a) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the Index and (b) announces (directly or through an agent) the level of the Index on a regular basis during each Scheduled Trading Day.
Scheduled Trading Day	in relation to the Multi-Exchange Index, means any day on which the relevant Index Sponsor is scheduled to publish the level of such Index and each Related Exchange is scheduled to be open for trading for its regular trading session
Scheduled Closing Time	in respect of an Exchange or a Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of such Exchange or such Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

Valuation Time means the time at which the official closing level of the Index is published by the Index Sponsor.

Fair Economic Value in relation to a Instruments, means the Final Redemption Amount of the Instruments plus (or minus, if it is the case) such amount (if any) in respect of interest as is determined by the Calculation Agent to be the amount due to the holder after taking into account the Additional Disruption Event and the cost to the Issuer of unwinding or amending any related underlying hedging arrangements. For the avoidance of doubt, if the cost to the Issuer of unwinding or amending any related underlying hedging arrangements is greater than the amount of interest (if any) determined to be payable, such excess will be deducted from the Final Redemption Amount.

Exchange Business Day in relation to the Index, means any Scheduled Trading Day on which the relevant Exchange(s) and each Related Exchanges are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time.

Exchange (s) means each exchange that the shares that constitutes the Index are traded, or any other exchange or exchanges that may substitute or succeed any of the exchanges referred to herein and Exchange means each of them.

Related Exchange in relation to the Index, means each exchange or quotation system on which trading has a material effect on the overall market for futures or options contracts relating to the Index (as determined by the Calculation Agent), any transferee or successor to any such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index has been temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the relevant Index on such temporary exchange or quotation system as on the original Related Exchange).

Successor Index in relation to the Index, means, where such Index is (i) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, such successor index or index calculated and announced by the successor sponsor.

Additional Disruption Event means a Change in Law or Hedging Disruption.

Change in Law means that, on or after the issue date of the Instruments, (A) due to the adoption of or any change in any applicable law or regulation (including, without limitation, any tax law) or (B) due to the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), the Calculation Agent determines that the Issuer will incur a materially increased cost in performing its obligations under the Instruments (including, without limitation, due to any increase in tax liability, decrease in tax benefit or other adverse effect on its tax position).

Hedging Disruption means that the Issuer is unable, after using commercially reasonable efforts, to (A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to the Instruments or (B) realise,

recover or remit the proceeds of any such transaction(s) or asset(s).

Disrupted Day	means any Scheduled Trading Day on the relevant Index Sponsor fails to publish the level of the relevant Index (ii) any Related Exchange fails to open for trading during its regular trading session or (iii) on which a Market Disruption Event has occurred.
Market Disruption Event	in relation to the Index, means the occurrence or existence on any Scheduled Trading Day of (i) a Trading Disruption or (ii) an Exchange Disruption, which, in either case, the Calculation Agent determines in its sole discretion is material, at any time during the one hour period that ends at the relevant Valuation Time or (iii) an Early Closure, provided that, in relation to the Multi-Exchange Index, the securities comprised in the relevant Index in respect of which an Early Closure, an Exchange Disruption and/or a Trading Disruption occurs or exists amount, in the determination of the Calculation Agent, in aggregate to 20 per cent. or more of the level of such Index. For the purpose of determining whether a Market Disruption Event exists at any time in respect of a security included in the relevant Index at any time, then the relevant percentage contribution of that security to the level of such Index shall be based on a comparison of (x) the portion of the level of the relevant Index attributable to that security and (y) the overall level of such Index, in each case immediately before the occurrence of such Market Disruption Event, as determined by the Calculation Agent.
Early Closure	in relation to the Index, means the closure on any Exchange Business Day of any relevant Exchange or Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the relevant Exchange or such Related Exchange systems for execution at the Valuation Time on such Exchange Business Day.
Exchange Disruption	in relation to the Index, means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for, (x) in relation to a Multi-Exchange Index, any securities comprised in such Index on any relevant Exchange or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to such Index on any relevant Related Exchange.
Trading Disruption	in relation to the Index, means any suspension of or limitation imposed on trading by a relevant Exchange or a Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant Exchange or relevant Related Exchange or otherwise
Index Cancellation	in relation to the Index, means the Index Sponsor cancels the Index and no Successor Index exists.
Index Disruption	in relation to the Index, means the Index Sponsor fails to calculate and announce the level of the Index.
Index Modification	in relation to the Index, means the Index Sponsor announces that it will make (in the opinion of the Calculation Agent) a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index (other than a modification prescribed in the formula or method to maintain such Index in the event of changes in constituent securities and capitalisation and other routine events).

DISCLAIMER

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by [LICENSEE]. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The [Prospectus] contains a more detailed description of the limited relationship MSCI has with [LICENSEE] and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.